b) 11   Computation of per share earnings 03/31/2001

                   Clip 'N Pierce Fashions, Inc.
              Weighted Average Shares Outstanding
                 June 30, 2001, June 30, 2000

                            June 30, 2001     June 30, 2000

Weighted Average Shares        8,400,000           8,400,000

Net Loss                          15,290               2,306

Net Loss Per Share                0.0002              0.0003